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                                                                    EXHIBIT 4.4

                              SPECIAL RESOLUTION
                           ADOPTED FEBRUARY 6, 1998
                                      AND
                            EFFECTIVE MARCH 2, 1998

  RESOLVED, that

  1.1 Article 33 of the Company's Amended and Restated Articles of Association shall be amended as set forth below:

    33. In lieu of or apart from closing the register of Members, the Directors may fix in advance a date as the record date for any such determination of Members entitled to notice of or to vote at a meeting of the Members and for the purpose of determining the Members entitled to receive payment of any dividend.

  1.2 The officers of the Company are authorized and directed to do or cause to be done any and all such acts and things and execute and deliver any and all such documents and papers as they may deem necessary or appropriate to carry out the purposes of the foregoing resolutions.